Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors,

DRS Technologies, Inc.:

We consent to the use of our report dated May 25, 2004, with respect to the consolidated balance sheets of DRS Technologies, Inc. and subsidiaries as of March 31, 2004 and 2003, and the related consolidated statements of earnings, stockholders’ equity and comprehensive earnings, and cash flows for each of the years in the three-year period ended March 31, 2004, and the related consolidated financial statement schedule, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the reoffer prospectus.

/s/ KPMG LLP

Short Hills, New Jersey
October 25, 2004